August 17, 2010
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Endocyte, Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
     Transmitted herewith is a Registration Statement on Form S-1 (the “Form S-1”), together with certain exhibits thereto, to be filed pursuant to the Securities Act of 1933, as amended (the “Act”), by Endocyte, Inc., a Delaware corporation (the “Company”). The Form S-1 registers shares of the Company’s common stock to be offered in an initial public offering by the Company. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. In payment of the registration fee, the amount of $6,149.63 was transferred to the Securities and Exchange Commission’s account by federal wire transfer as required pursuant to Rule 13(c) of Regulation S-T.
     We respectfully request that you provide us with a letter of comments respecting the Form S-1 at your earliest convenience.
     Pursuant to Rule 461(a) of the Act, the Company hereby notifies you that it intends to request acceleration of effectiveness of the Form S-1 orally and that the Company and the underwriters are aware of their obligations under the Act.
     If you should have any questions regarding the above or the Form S-1, please do not hesitate to call the undersigned or Michael A. Sherman at (317) 876-1478. We look forward to hearing from you soon.
Very truly yours,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Elton Satusky
Elton Satusky

cc:	P. Ron Ellis
Michael A. Sherman
Endocyte, Inc.

David J. Segre, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP